morphosys

RECEIVED
2006 SEP 18 P 2:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

06016907

12. Sep. 2006
Extension **122**

SUPPL

MorphoSys AG: 082-34915

Dear Sirs,

I am sending you all publications we made available to our shareholders during the last weeks.

Please do not hesitate to contact me if you have any further questions.

Yours faithfully

MorphoSys AG

i. V. Dr. Claudia Gutjahr-Löser

Director
Head of Corporate Communications
Gutjahr@morphosys.com

PROCESSED
SEP 19 2006
THOMSON FINANCIAL

dlw 9/19

Enclosure:

- Q2 Report 2006
- Press Releases:
  - MorphoSys Obtains PER.C6® Human Cell Line for Production of Antibody Material in MOR103 Program
  - MorphoSys Reports Six Months 2006 Results - MorphoSys Raises Financial Guidance for 2006
  - MorphoSys Raises Financial Guidance for 2006
  - Invitation to Q2 2006 Conference Call of MorphoSys AG on July 28, 2006
  - MorphoSys Announces Expansion of Collaboration with Novartis

Press Release
Martinsried/Munich, Germany, August 17, 2006

MorphoSys Obtains PER.C6® Human Cell Line for Production of Antibody Material in MOR103 Program

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announced the signing of a second PER.C6® license agreement with Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and contract manufacturer DSM Biologics. This license agreement allows MorphoSys to use the PER.C6® cell line in the production of clinical grade material for the development of its proprietary therapeutic antibody program MOR103. MOR103 is a fully human HuCAL® antibody, developed in the area of inflammatory diseases, such as rheumatoid arthritis. Financial details on these agreements were not disclosed.

Further, MorphoSys has signed a Biopharmaceutical Manufacturing Agreement with DSM Biologics to produce the clinical grade material in its FDA-approved facilities in Groningen, the Netherlands.

"Today's news shows that MorphoSys's MOR103 program is on track towards the next development stage – the filing of an IND in the second half of 2007," commented Dr. Marlies Sproll, Chief Scientific Officer of MorphoSys. "This collaboration brings together a fully human antibody to treat inflammatory diseases with production capabilities in the same fully-human environment. Manufacturing human antibodies in such a manner offers several potential advantages over alternative production methods, especially when targeting chronic diseases such as rheumatoid arthritis."

"We are very pleased that respected antibody companies like MorphoSys are being convinced of the advantages of PER.C6® for antibody production," said Dr Jaap Goudsmit, Chief Scientific Officer of Crucell. "As we have seen with vaccines, PER.C6® is increasingly being accepted as the cell substrate for the production of antibodies."

"We are very pleased that MorphoSys continues to successfully utilize the PER.C6® cell line, and that they have chosen DSM Biologics as their preferred manufacturing partner," said Terry Novak, Business Director and Chief Marketing Officer at DSM Biologics. "It is exciting that we are combining two strong platforms for fully human antibodies."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), Daiichi Sankyo & Co., Ltd. (Tokyo/Japan), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse

Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), OncoMed Pharmaceuticals, Inc. (Mountain View, USA), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Schering-Plough (Palo Alto/USA), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

About Crucell:
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6® production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

About DSM Biologics:
DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is a leading contract manufacturer of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. The company and Crucell have co-exclusive rights to license the high-producing PER.C6® human cell line to the pharmaceutical and biotechnology industry as a production platform for recombinant proteins and monoclonal antibodies. Established in 1986, DSM Biologics operates a manufacturing facility in Groningen, the Netherlands.

About DSM:
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

DSM Biologics

Terry Novak
Chief Marketing Officer
DSM Pharmaceutical Products
Tel. +1 (973) 257-8471
Terry.Novak@dsm.com

Brad Carlson
Vice President, Marketing, Sales & NBD
Tel. +1 (585) 624-3844
Brad.Carlson@dsm.com

Crucell N.V.
Crucell Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8722
ir@crucell.com

Press Release
Martinsried/Munich, July 28, 2006

MorphoSys Reports Six Months 2006 Results

MorphoSys Raises Financial Guidance for 2006

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for the first six months ended June 30, 2006. During the first half of 2006, revenues increased by 72% to EUR 26.5 million, resulting in a net profit of EUR 4.5 million, compared to a net profit of EUR 1.8 million in the previous year. Separately, the Company raised its revenue guidance from EUR 50 million to up to EUR 52 million, operating expense guidance was lowered by up to EUR 3 million, which could decrease operating expenses for the full year from EUR 49 million to EUR 46 million. MorphoSys's cash position amounted to EUR 64.9 million at the end of the second quarter of 2006, compared to EUR 53.6 million at year-end 2005.

First Half Year - 2006:

Revenues increased by 72% in the first six months of 2006 to EUR 26.5 million (June 30, 2005: EUR 15.4 million). Revenue growth was driven by high levels of success-based payments within the therapeutic segment, including clinical as well as research milestones, and the consolidation of Serotec Group revenues into Group accounts in the research segment. Revenues arising from the Therapeutic Antibodies segment amounted to EUR 17.5 million or 66% of total revenues, which included success-based payments in the amount of EUR 5.0 million. The AbD segment, formerly the Research Antibodies segment, comprising the Serotec, Biogenesis and Antibodies by Design brands, contributed EUR 9.0 million or 34% to total revenues.

Total operating expenses for the first six months of 2006 amounted to EUR 21.0 million, compared to EUR 13.3 million in the same period of 2005. The acquisition of the Serotec Group had the effect of increasing operating expenses by EUR 5.6 million. Cost of goods sold (COGS) amounted to EUR 4.0 million (June 30, 2005: EUR 1.1 million), representing cost of sales for goods sold by the AbD segment. Research and development costs increased to EUR 7.9 million from EUR 7.0 million; sales, general & administrative expenses amounted to EUR 9.1 million compared to EUR 5.2 million in the previous year. Stock-based compensation, reported as components within COGS, R&D and S,G&A expenses, remained unchanged at EUR 0.6 million over the previous year. Operating profit for the first six months of 2006 reached EUR 5.6 million (June 30, 2005: EUR 2.0 million). Non-operating expenses in the first six months of 2006 amounted to EUR 1.0 million (June 30, 2005: non-operating expenses of EUR 0.2 million), and include recognition of tax accruals.

In the first half of 2006, MorphoSys achieved a net income of EUR 4.5 million, compared to a net income of EUR 1.8 million in the same period of the previous year. Diluted net income per share for the first six months of 2006 amounted to EUR 0.70 (June 30, 2005: EUR 0.31).

On June 30, 2006, MorphoSys held cash, cash equivalents and available-for-sale financial assets of EUR 64.9 million, compared to EUR 53.6 million on December 31, 2005. Included in

this amount were funds of EUR 17.1 million from the capital increase in March 2006 as well as cash inflow from operations in the amount of EUR 14.6 million during the first six months of 2006. The number of shares issued at June 30, 2006 was 6,654,179, compared to 6,025,863 at December 31, 2005, reflecting the Company's capital increase in conjunction with the acquisition of Serotec, and a private placement successfully concluded in March 2006.

Second Quarter - 2006:

In the second quarter of 2006, the Company generated revenues of EUR 11.7 million, compared to EUR 7.9 million in the same quarter of 2005. Total operating expenses amounted to EUR 10.8 million, compared to EUR 6.5 million in the same quarter of 2005. The resulting profit from operations for the second quarter of 2006 amounted to EUR 0.9 million, compared to EUR 1.4 million in the second quarter of 2005. A net loss of EUR 0.4 million resulted for the second quarter of 2006, compared to a net profit of EUR 1.3 million during the same period of 2005.

Financial Guidance 2006:

MorphoSys increased its guidance for the financial year 2006. On the basis of new collaborations and the expansion of the collaboration with Novartis, an outperformance of revenues versus guidance was identified for the current year in the amount of up to EUR 2 million, which could increase 2006 revenues from EUR 50 million to up to EUR 52 million. Scope for reduction on expense guidance for the full year was also given, with a decrease in expenses of up to EUR 3 million, which could decrease expenses for the full year 2006 from EUR 49 million to EUR 46 million. The impact of these changes could result in Earnings before interest and taxes (EBIT) of up to EUR 6 million.

Events of the Second Quarter 2006 Included:

- Expansion of existing therapeutic antibody collaboration with Novartis until May 2011. Within the framework of the extended agreement, Novartis committed to an increase in the number of new therapeutic antibody projects, in addition to higher annual licensing fees and more funded research at MorphoSys.
- Goal for the number of partnered therapeutic antibody projects at year-end now increased to 38 (previously: 36 programs); currently 35 programs ongoing.
- Formation of an initial two year license agreement with Schering-Plough Corporation with the option to develop HuCAL®-derived therapeutic antibodies against up to 10 disease-related targets.
- MorphoSys and US-based biopharmaceutical company OncoMed Pharmaceuticals signed a license agreement on the use of MorphoSys's HuCAL technology in the research and development of human therapeutic antibodies for the treatment of various cancers.
- Successful completion of ImmunoGen collaboration as scheduled in June 2006.
- At the Company's annual shareholder meeting on May 17, 2006, the shareholders confirmed the reappointment of Prof. Dr. Jürgen Drews and Prof. Dr. Andreas Plückthun to the Supervisory Board of MorphoSys AG. All other management proposals were passed with large majorities.

"As planned and communicated, increasing levels of investment are reflected in the profit level witnessed in the second quarter ", commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "Nonetheless, the business continues to outperform our expectations, and on this basis we have revised our financial guidance upwards for the full year."

MorphoSys will hold a public conference call today at **10:00 CEST** to present the financial results of the first six months of 2006.

Dial-in number for the Conference Call (listen-only): +49 (0)89 2030 3244

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. From 2006 onwards, the segment will be named AbD Serotec. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Unaudited Condensed Consolidated Financial Statements (IFRS)

Consolidated Statement of Operations (IFRS) - unaudited

in €, except share data	Three Months Ended		Six Months Ended	
	June 30, 2006	**June 30, 2005**	**June 30, 2006**	**June 30, 2005**
Revenues	**11,681,492**	**7,935,600**	**26,523,348**	**15,368,338**
Operating Expenses:				
Cost of Goods Sold	1,892,614	612,023	3,991,538	1,124,487
Research & Development	4,052,172	3,270,840	7,883,564	6,974,626
Sales, General & Administrative	4,851,878	2,638,973	9,088,820	5,224,695
Total Operating Expenses	**10,796,664**	**6,521,836**	**20,963,922**	**13,323,808**
Profit from Operations	**884,828**	**1,413,764**	**5,559,426**	**2,044,530**
Interest Income	18,953	33,250	36,055	54,779
Interest Expense	43,417	71,210	76,143	141,252
Other Expenses, Net	329,941	118,052	89,754	242,375
Profit before Taxes	**530,423**	**1,257,752**	**5,429,584**	**1,715,682**
Income Tax Benefit/(Expense)	(886,610)	87,990	(886,610)	87,990
NET PROFIT/(LOSS)	**(356,187)**	**1,345,742**	**4,542,974**	**1,803,672**
Earnings/(Loss) per Share				
Basic Net Profit/(Loss) per Share	(0.05)	0.23	0.71	0.32
Diluted Net Profit per Share	-	0.22	0.70	0.31
Shares Used in Computing Basic Net Profit/(Loss) per Share	6,624,548	5,929,844	6,434,788	5,716,005
Shares Used in Computing Diluted Net Profit per Share	-	6,008,834	6,528,446	5,804,021

Condensed Consolidated Balance Sheet (IFRS)

in €	06/30/2006 unaudited	12/31/2005
Cash, Cash Equivalents and Available-for-Sale Financial Assets	64,882,797	53,559,570
Accounts Receivable	4,247,626	3,345,812
Inventories, Net	4,469,678	485,713
Prepaid Expenses and Other Current Assets	1,676,002	1,083,594
Total Current Assets	**75,276,103**	**58,474,689**
Property and Equipment, Net	5,251,167	4,696,863
Patents, Net	2,147,817	2,361,005
License Fees, Net	8,291,855	8,457,091
Software, Net	233,580	131,506
Know How & Customer List, Net	5,203,464	1,485,567
Goodwill	26,522,460	4,137,349
Deferred Tax Asset	102,444	-
Other Assets	385,506	372,574
Total Non-Current Assets	**48,138,293**	**21,641,955**
Total Assets	**123,414,396**	**80,116,644**
Accounts Payable	7,061,444	4,321,591
Current Portion of Licenses Payable	1,062,624	1,012,233
Current Portion of Provisions	1,658,135	978,719
Current Portion of Deferred Revenue	8,215,003	4,735,208
Total Current Liabilities	**17,997,206**	**11,047,751**
Provisions, Net of Current Portion	62,763	62,763
Deferred Revenue, Net of Current Portion	6,796,883	3,687,199
Convertible Bonds Due to Related Parties	78,369	50,214
Deferred Tax Liability	2,936,311	1,260,946
Total Non-Current Liabilities	**9,874,326**	**5,061,122**
Total Stockholders' Equity	**95,542,864**	**64,007,771**
Total Liabilities and Stockholders' Equity	**123,414,396**	**80,116,644**

Condensed Consolidated Statement of Cash Flows (IFRS) - unaudited

in €	6/30/2006	6/30/2005
Net Profit	4,542,974	1,803,672
Net Cash Provided by Operating Activities	14,630,853	1,485,501
Net Cash Used in Investing Activities	(34,826,798)	(30,006,940)
Net Cash Provided by Financing Activities	17,520,746	17,362,352
Effect of Exchange Rate Differences on Cash	221,857	(4,657)
Decrease in Cash and Cash Equivalents	2,453,342	11,163,744
Cash and Cash Equivalents at the Beginning of the Period	4,017,029	12,531,198
Cash and Cash Equivalents at the End of the Period	1,563,687	1,367,454

morphosys

Ad Hoc Release
Martinsried/Munich, Germany, July 27, 2006

MorphoSys Raises Financial Guidance for 2006

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today provided an increased guidance for the financial year 2006. On the basis of new collaborations and the expansion of the collaboration with Novartis, an outperformance of revenues versus guidance was identified for the current year in the amount of up to EUR 2 million, which could increase 2006 revenues from EUR 50 million to up to EUR 52 million. Scope for reduction on expense guidance for the full year was also given, with a decrease in expenses of up to EUR 3 million, which could decrease expenses for the full year 2006 from EUR 49 million to EUR 46 million. The impact of these changes could result in Earnings before interest and taxes (EBIT) of up to EUR 6 million. Future Company financial guidance will be provided on an EBIT basis only. For comparative purposes, non-operating expenses are estimated at approx. EUR 1 million, resulting in a potential net profit of up to EUR 5 million (original guidance: EUR 1 million).

END OF AD HOC ANNOUNCEMENT

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys's activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Invitation to Q2 2006 Conference Call of MorphoSys AG on July 28, 2006

07/24/2006 at 17:15 PM

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) will publish its First Half 2006 results on July 28, 2006 at 7:30 a.m. CEST.

At 10:00 a.m. CEST, the Management Board of MorphoSys AG will host a public conference call to present MorphoSys's financial results for the first six months of 2006 and provide further details on the Company's latest developments.

Dial-in number: +49 (0)89 2030 3244 (listen-only)

Approx. 2 hours after the conclusion of the conference call, an audio replay of the conference will be available on http://www.morphosys.com/en/news_investors/conference_calls-296.html

In case of any further questions please contact:

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Tel: +49 89 899 27 0
Fax: + 49 89 899 27 222
http://www.morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 89 899 27-122
Fax: + 49 89 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through

its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

morphosys

Press Release
Martinsried/Munich, Germany, June 23, 2006

MorphoSys Announces Expansion of Collaboration with Novartis

Antibody Alliance is extended until mid-2011

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) announced an expansion of its existing therapeutic antibody collaboration with Novartis. The original collaboration agreement provided for a three-year term with an option for Novartis to extend. The collaboration will now go through May 2011. In light of the expanded collaboration, MorphoSys is currently reviewing the status of its financial guidance 2006 and will provide an update latest by July 28, 2006, the presentation of its Q2 results.

In May 2004, the two companies forged a strategic antibody alliance to jointly develop new antibody-based therapeutics against a range of illnesses. As part of the collaboration, Novartis took an equity stake in MorphoSys worth approximately EUR 9 million and is today the Company's largest shareholder. In August 2005, MorphoSys successfully concluded the first therapeutic antibody program with Novartis. Subsequently, work for several other antibody projects at MorphoSys was concluded successfully, resulting in multiple milestone payments for MorphoSys.

Within the framework of the extended agreement, Novartis commits to an increase in the number of new therapeutic antibody projects annually – resulting in increased levels of Novartis's funding for research and development at MorphoSys. In addition, Novartis will have the option to receive access to the MorphoSys HuCAL GOLD® library at an additional research site and will have access to a certain HuCAL® affinity optimization technology at the HuCAL® library installation sites at Novartis for optimization of non-therapeutic antibodies. Furthermore, the agreement also provides for increased annual license fees, with commercial license fees, research and developmental milestones, and royalties on marketed antibody products remaining unchanged. The non-exclusive option on internalization of the entire MorphoSys HuCAL® technology platform, offered to Novartis under the terms of the initial collaboration in 2004, will remain in place. Triggering of this option would result in an additional payment by Novartis to MorphoSys. Further financial details were not disclosed.

"We are very pleased to announce an expansion of our largest and our most productive collaboration to date," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "Expanding our existing collaborations is a cornerstone of our strategy and we have been very successful in this regard. The extended agreement provides a higher number of therapeutic antibody programs to be pursued in the years to come."

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), Daiichi Sankyo & Co., Ltd. (Tokyo/Japan), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), OncoMed Pharmaceuticals Inc. (Mountain View, C USA), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Schering-Plough (Palo Alto/USA), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com



Financial Report for the Quarterly Period Ended June 30, 2006

morphosys

Engineering the Medicines of Tomorrow

Contents

MorphoSys Group: Six Months' Financial Report 2006

Dear Shareholders,

During the second quarter of 2006, the Company demonstrated progress in several areas of its activities.

On the therapeutic side of our business, the most important event was the extension of our *agreement with Novartis, our largest cooperation. Under the terms of the expanded agree*ment, the collaboration was extended until 2011, and Novartis increased the number of new therapeutic antibody projects worked on by the two companies, in addition to higher levels of funded research and annual license fees.

Beyond this, in May 2006, we announced the signature of a cooperation with Schering-Plough Corporation for the use of MorphoSys's HuCAL GOLD® technology for research which included options on developing therapeutic antibodies for up to ten disease-related targets. In June, MorphoSys signed a license agreement with US-based biopharmaceutical company OncoMed Pharmaceuticals, Inc., on the use of MorphoSys's HuCAL® technology in the research and development of potential therapeutic antibodies targeting cancer stem cells.

During the second quarter, consolidation was the main theme in the AbD segment. In this vein, Oxford has become the new site of our UK headquarters, which now includes the operations of the previously acquired companies, Biogenesis and Serotec. In the USA, the former Serotec site in Raleigh (North Carolina) will be our new US headquarters, however a sales office in New England will be retained.

In corporate related matters, the Company's Annual Shareholders' Meeting took place in Munich in May and confirmed the reappointment of Prof. Drews and Prof. Plückthun to the Supervisory Board. Moreover, all other management proposals were passed with large majorities.

On the basis of the above-mentioned events and other events which have occurred since the beginning of the year, the Company is pleased to be able to increase its financial guidance for the full year 2006, resulting in an increased EBIT of up to € 6 million for the full year.

Thank you for your continuing interest and support of MorphoSys.

Dave Lemus
Chief Financial Officer
MorphoSys AG

Group Management Report Q2 2006

Industry Overview

Since mid-2005, M&A activities between pharma and antibody companies have been on the rise. In particular, antibody- and protein-based technologies and companies have been particularily sought after. After the acquisition of Abgenix by Amgen in December 2005, AstraZeneca announced a takeover bid for antibody technology platform, Cambridge Antibody Technology (CAT) in May 2006. Also in the quarter, Merck announced the acquisition of two antibody technology companies, Abmaxis and GlycoFi. Shortly after the end of the second quarter, Novartis made an offer for NeuTec Pharma, a biotechnology company developing antibodies for infectious diseases.

Despite this very positive news in the antibody sector, the MorphoSys share price decreased by 11% during the quarter, although still showing a cumulative increase of 2% since the beginning of the year. In the second quarter, the TecDAX fell by 10% and the NASDAQ Biotech Index by 12%. The German Prime Biotechnology Index decreased by 12%.

Financial Analysis

Revenues

Compared to the same period in the previous year, revenues increased by 72% to € 26.5 million in the first six months of 2006 (June 30, 2005: € 15.4 million). Reasons for the increase included success-based payments from existing collaborations in the first half of 2006, which encompassed both clinical as well as research milestones, and the inclusion of Serotec Group revenues, contributing 23% of total revenues.

Revenues arising from the Therapeutic Antibodies segment accounted for 66% or € 17.5 million of total revenues while the AbD segment generated 34% (€ 9.0 million) of the total. Total Company organic revenue growth amounted to 33% compared to the same period in 2005.

Geographically, 36% or € 9.5 million of MorphoSys's commercial revenues were generated with biotechnology and pharmaceutical companies located in North America and 64% or € 17.0 million with companies located in Europe and Asia. This compares to 42% and 58%, respectively, in the same period of the prior year.

Therapeutic Antibodies Segment

Revenues arising from the Therapeutic Antibodies segment comprise € 12.5 million funded research and paid license fees as well as € 5.0 million success-based payments, representing 29% (June 30, 2005: 17%) of total therapeutic revenues. Success-based payments amounted to € 3.9 million in the first quarter of 2006, and € 1.1 million in the second quarter.

69% of therapeutic antibodies revenues and 45% of total revenues arose from the Company's three largest alliances, with Novartis, Centocor and Roche (June 30, 2005: 61% of total revenues).

Antibodies Direct – AbD Segment

The Serotec Group, newly acquired in January 2006, contributed € 6.0 million or 67% to total AbD segment revenues. The remaining revenues for the entire segment amounted to € 3.0 million, and derived from the Biogenesis and Antibodies by Design brands. Total Company organic revenue growth (ie. Biogenesis and Antibodies by Design) remained strong in the second quarter, and amounted to 67% in the AbD segment compared to the same period in 2005.

As of June 30, 2006, orders in the amount of € 2.9 million were classified as backorders in the segment.

Operating Expenses

For the first six months of 2006, total operating expenses increased by 58% to € 21.0 million (June 30, 2005: € 13.3 million), while operating profit increased by € 3.6 million to € 5.6 million (June 30, 2005: € 2.0 million). The increase in operating expenses of € 7.7 million was mainly due to higher personnel-related costs and external services in conjunction with newly acquired companies as well as increased personnel expenses at MorphoSys AG. The acquisition of Serotec Ltd. including its affiliates had the effect of increasing operating expenses by € 5.6 million.

Stock-based compensation expenses are embedded in COGS, S,G&A and R&D expense amounts. Stock-based compensation for the first six months of 2006 amounted to € 0.6 million and changed little over the previous year, remaining as a non-cash charge.

Applying IFRS 3 "Business Combinations" under IFRS accounting, a purchase price allocation (PPA) was carried out for the Serotec acquisition in the second quarter. The resulting preliminary values were retroactively recognized to the purchase date, and amortization as well as depreciation of assets identified were included in total operating expenses during the quarter. Total PPA effects including the Serotec acquisition on operating profit amounted to € 0.8 million compared to € 0.3 million in the same period of the last year.

Cost of Goods Sold

Cost of goods sold (COGS) is composed of the AbD segment's cost of goods sold during the first two quarters. COGS rose significantly to € 4.0 million in Q2 2006, compared to € 1.1 million in the same period of the prior year. The main reason for the increase was the inclusion of Serotec Group companies' COGS, amounting to € 2.4 million in Q2 2006. Higher revenues stemming from existing AbD business also influenced COGS. Finally, COGS was affected by depreciation stemming from inventories under the PPA exercises by in the amount of € 0.4 million in the first half of the year.

Research and Development Expenses

Costs for research and development increased by € 0.9 million to € 7.9 million (June 30, 2005: € 7.0 million) through expenses for product and technology development amounting to € 0.9 million. Amortization of intangibles identified during the PPAs amounted to € 0.4 million and were accounted for as research and development expenses.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 9.1 million compared to € 5.2 million in the same period of the previous year. This resulted mainly from higher personnel and other operating expenses partly stemming from the contribution and integration of the Serotec Group of € 3.2 million as well as increased personnel expenses at MorphoSys AG.

Cost by Expenditure Type

For the first six months of 2006, personnel costs (excluding expenses arising from stock-based compensation) amounted to € 8.2 million (June 30, 2005: € 5.2 million) or 39% of total operating expenses, thus representing the largest cost block within operating expenses in the first half of 2006.

Intangible costs, representing the second-largest block by cost type, included patent litigation costs as well as amortization of intangibles and amounted to € 2.8 million (June 30, 2005: € 2.6 million), or 13% of the total in the first six months of 2006.

Non-operating Items

Non-operating expenses increased by € 0.8 million to € 1.0 million mainly due to the recognition of tax accruals in order to reflect the revised financial expectations for the year 2006. This effect was partly offset by gains on securities sold in the first quarter in connection with financing the acquisition of Serotec Ltd. and by the amortization of deferred tax liabilities recognized as a result of the Serotec purchase price allocation. Profit before taxes amounted to € 5.4 million (June 30, 2005: profit of € 1.7 million).

Net Profit

A net profit of € 4.5 million was achieved for the first half of 2006, compared to a net profit of € 1.8 million in the same period of 2005. The resulting profit per share for the six months ended June 30, 2006 amounted to € 0.71 (six months ended June 30, 2005: net profit per share of € 0.32).

Liquidity / Cash Flows

Cash flow from operations amounted to € 14.6 million in the first six months of 2006.

In the first half of the year, cash flow was primarily influenced by the Company's successful private placement offering in March 2006 (€ 17.1 million), the acquisition of Serotec in January (€ 21.2 million), and positive cash flow from operations as stated above.

Assets

Total assets increased by € 43.3 million to € 123.4 million as of June 30, 2006, compared to € 80.1 million as of December 31, 2005, mainly as a result of the acquisition of the Serotec Group's assets, including acquired goodwill, which impacted total assets by € 22.0 million and due to the capital increase as well as cash from operations.

On June 30, 2006, the Company held € 64.9 million in cash, cash equivalents and available-for-sale financial assets, compared to a year-end 2005 balance of € 53.6 million.

Liabilities

In the first six months of 2006, current liabilities increased from € 11.0 million as of December 31, 2005 to € 18.0 million. This change primarily arose from increased accounts payable and current deferred revenue. Deferred revenues partly rose due to payments deriving from new contracts signed in 2005 and in the first half of 2006. The acquisition of Serotec affected current liabilities by € 2.3 million.

During the first six months of 2006, an increase of total non-current liabilities by € 4.8 million to € 9.9 million mainly resulted from non-current deferred revenues.

Equity

As of June 30, 2006, the total number of shares issued amounted to 6,654,179, of which 6,625,017 were outstanding, compared to 6,025,863 and 5,996,701 as of December 31, 2005, respectively.

The increase arose from the issuance of 208,560 new shares in connection with a capital increase as consideration for the Serotec acquisition. An additional increase of 35,418 shares resulted from the conversion of bonds issued to employees as well as exercised options. The issuance of 384,338 shares stemming from the capital increase against cash successfully placed in March 2006 further affected the number of shares.

Capital Expenditure

MorphoSys's investment in property, plant and equipment amounted to € 0.3 million for the six-month period ended June 30, 2006 and remained unchanged to the same period of the prior year. Depreciation of property, plant and equipment for the first six months of 2006 accounted for € 0.9 million, compared to € 0.4 million in the first half of 2005. This was mainly due to depreciation recognized with the purchase price allocation in connection with the Serotec acquisition. During the first six months, the Company invested € 0.2 million in intangible assets. Amortization of intangibles amounted to € 1.3 million and increased by € 0.2 million in comparison to the first half of 2005. This was mainly due to amortization recognized with the purchase price allocation in connection with the Serotec acquisition.

Human Resources

Number and Qualification of Employees

On June 30, 2006 the MorphoSys Group employed 252 people (December 31, 2005: 172). On average, the MorphoSys Group employed 254 people for the first six months of 2006 (Q2 2005: 168).

Of the 252 employees, 83 people were employed by the Serotec Group on June 30, and on average, 80 were employed.

Of the 252 employees, 144 worked in research and development and 108 in sales, general and administration. On June 30, 2006, 53 of MorphoSys' employees had a Ph.D. degree (December 31, 2005: 46).

Of the 252 employees, 141 worked for the Therapeutic Antibodies segment and 111 for the AbD segment.

On June 30, 2006, MorphoSys employed 1 apprenticeship position (December 31, 2005: 1).

Geographically, on June 30, 2006, the Company employed 165 persons in Germany, 69 in the rest of Europe and 18 in North America.

On the occasion of the Annual Shareholders' Meeting, which took place on May 17, 2006, in Munich, MorphoSys's shareholders confirmed the reappointment of Prof. Dr. Jürgen Drews and Prof. Dr. Andreas Plückthun to the Supervisory Board.

Corporate Acquisitions / Divestitures

Acquisition of the Serotec Group

In January 2006, the AbD segment was further strengthened through the acquisition of Serotec Ltd. Serotec provides MorphoSys with a strong distribution network including subsidiaries and sales offices in the U.S. and U.K. as well as Germany, France and Scandinavia. Serotec (Serotec Ltd., Serotec, Inc., Serotec GmbH and Oxford Biotechnology Ltd.) has become a wholly owned subsidiary of MorphoSys AG and is being integrated within MorphoSys's existing AbD segment.

The purchase price of approximately £ 20 million (approx. € 29.3 million) has been paid via approximately £ 14 million (approx. € 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind.

Business Development

The following new partnerships were established in the second quarter of 2006 (in alphabetical order):

Therapeutic Antibodies Segment

Oncomed Pharmaceuticals, Inc. (USA)

In June 2006, MorphoSys and US-based biopharmaceutical company OncoMed Pharmaceuticals, Inc., announced the signing of a license agreement on the use of MorphoSys's HuCAL technology in the research and development of human therapeutic antibodies for the treatment of various cancers, including breast, lung, colon and prostate by targeting cancer stem cells. Under the terms of the agreement, MorphoSys grants OncoMed access to its proprietary antibody library HuCAL GOLD for use by OncoMed in its drug discovery programs. The two-year contract includes an option for OncoMed to develop HuCAL-derived therapeutic antibodies. The agreement includes an up-front payment and annual user fees.

Schering-Plough

MorphoSys announced the signing of an initial two-year license agreement with Schering-Plough Corporation for the use of MorphoSys's HuCAL GOLD technology in the research and development of human therapeutic antibodies in May 2006. Under the terms of the agreement, MorphoSys grants access to its proprietary antibody library to Schering-Plough for use in its drug discovery programs at one research site. Furthermore, the contract provides Schering-Plough with the option to develop HuCAL-derived therapeutic antibodies against up to ten disease-related targets. According to the agreement, MorphoSys will receive an upfront payment, annual user fees and optional R&D funding.

During the initial two-year term of the agreement, MorphoSys's HuCAL GOLD antibody library will be installed at Schering-Plough's research site in Palo Alto, California, the location of Schering-Plough Biopharma, an affiliate of Schering-Plough Research Institute.

Research & Development / Alliance Management

The following represents the progress made in various existing collaborations throughout the first half of 2006:

Therapeutic Antibodies Segment

ImmunoGen Inc.

The research collaboration with ImmunoGen Inc., *which was originally signed in September* 2000, was successfully concluded at the end of May 2006.

The agreement between the two companies was expanded by four years in June 2001 to include a research license from MorphoSys to ImmunoGen for MorphoSys's HuCAL antibody library technology. This technology is used to generate research antibodies for use in ImmunoGen's functional genomics programs in order to help validate new targets. In June 2005, the agreement was extended again, and ImmunoGen licensed access to the MorphoSys HuCAL GOLD library for use in its internal target research programs.

Novartis

In June 2006, MorphoSys announced the expansion of its existing therapeutic antibody collaboration with Novartis. The original collaboration agreement provided for a three-year term with an option for Novartis to extend. The collaboration is now committed until May 2011. Within the framework of the extended agreement, Novartis commits to an increase in the number of new therapeutic antibody projects annually – resulting in increased levels of Novartis's funding for research and development at MorphoSys. In addition, Novartis will have the option to receive access to the MorphoSys HuCAL GOLD library at an additional research site and will have access to a certain HuCAL affinity optimization technology at the HuCAL library installation sites at Novartis for optimization of non-therapeutic antibodies. Furthermore, the agreement also provides for increased annual license fees, with commercial license fees, research and developmental milestones, and royalties on marketed antibody products remaining unchanged.

In May 2004, the two companies forged a strategic antibody alliance to jointly develop new antibody-based therapeutics against a range of illnesses. In August 2005, MorphoSys successfully concluded the first therapeutic antibody program with Novartis. Subsequently, work for several other antibody projects at MorphoSys was concluded successfully, resulting in multiple milestone payments for MorphoSys.

AbD Segment

In May 2006, the AbD segment announced results of a research & development program with renowned Japanese Kazusa DNA Research Institute, Kisarazu. The two parties have jointly developed and characterized a series of recombinant research antibodies from MorphoSys's HuCAL GOLD antibody library. The antibodies are directed against proteins sourced from Kazusa's cloning and expression project, which aims at identifying and characterizing previously unidentified genes and their corresponding proteins. Both parties share distribution rights and have made these antibodies available via the sales catalogs of the Kazusa Institute and MorphoSys Group. Data resulting from the collaboration, which was published in the peer-review journal "Proteomics", demonstrated that recombinant antibodies offer clear benefits over polyclonal antibodies, such as faster generation, less use of antigen, much higher specificity, no loss in sensitivity, and finally increasing the range of applications by engineering the recombinant antibodies.

Outlook

On the basis of stronger than anticipated operating results in the first half of 2006, MorphoSys's management has increased the financial guidance for the full year 2006, originally given in February 2006. More specifically, management now expects revenue guidance to amount to up to € 52 million (original guidance: € 50 million), and operating expenses for the full year are expected to be lower than the original guidance of € 49 million, by up to € 3 million.

Consolidated Statements of Operations (IFRS) – unaudited

	NOTE	Three Months Ended 06/30/2006 €	Three Months Ended 06/30/2005 €	Six Months Ended 06/30/2006 €	Six Months Ended 06/30/2005 €
Revenues		**11,681,492**	**7,935,600**	**26,523,348**	**15,368,338**
Operating Expenses					
Cost of Goods Sold	2	1,892,614	612,023	3,991,538	1,124,487
Research and Development		4,052,172	3,270,840	7,883,564	6,974,626
Sales, General and Administrative		4,851,878	2,638,973	9,088,820	5,224,695
Total Operating Expenses		**10,796,664**	**6,521,836**	**20,963,922**	**13,323,808**
Profit from Operations		**884,828**	**1,413,764**	**5,559,426**	**2,044,530**
Interest Income		18,953	33,250	36,055	54,779
Interest Expense		43,417	71,210	76,143	141,252
Other Expenses, Net		329,941	118,052	89,754	242,375
Profit before Taxes		**530,423**	**1,257,752**	**5,429,584**	**1,715,682**
Income Tax Benefit / (Expense)		(886,610)	87,990	(886,610)	87,990
Net Profit / (Loss)		**(356,187)**	**1,345,742**	**4,542,974**	**1,803,672**
Earnings / (Loss) per Share:					
Basic Net Profit / (Loss) per Share		(0.05)	0.23	0.71	0.32
Diluted Net Profit per Share		–	0.22	0.70	0.31
Shares Used in Computing Basic Net Profit / (Loss) per Share		6,624,548	5,929,844	6,434,788	5,716,005
Shares Used in Computing Diluted Net Profit per Share		–	6,008,834	6,528,446	5,804,021

See accompanying notes to the Consolidated Financial Statements

Consolidated Balance Sheets (IFRS)

	NOTE	06/30/2006 € (unaudited)	12/31/2005 €
Assets			
Current Assets			
Cash and Cash Equivalents		1,563,687	4,017,029
Available-for-Sale Financial Assets		63,319,110	49,542,541
Accounts Receivable		4,247,626	3,345,812
Other Receivables		192,979	25,133
Inventories, Net		4,469,678	485,713
Prepaid Expenses and Other Current Assets		1,483,023	1,058,461
Total Current Assets		**75,276,103**	**58,474,689**
Non-Current Assets			
Property, Plant and Equipment, Net		5,251,167	4,696,863
Patents, Net		2,147,817	2,361,005
Licenses, Net		8,291,855	8,457,091
Software, Net		233,580	131,506
Know How & Customer List, Net		5,203,464	1,485,567
Goodwill	6	26,522,460	4,137,349
Deferred Tax Asset		102,444	–
Other Assets		385,506	372,574
Total Non-Current Assets		**48,138,293**	**21,641,955**
Total Assets		**123,414,396**	**80,116,644**

See accompanying notes to the Consolidated Financial Statements

	NOTE	06/30/2006 € (unaudited)	12/31/2005 €
Liabilities and Stockholders' Equity			
Current Liabilities			
Accounts Payable		7,061,444	4,321,591
Current Portion of Licenses Payable		1,062,624	1,012,233
Current Portion of Provisions		1,658,135	978,719
Current Portion of Deferred Revenue		8,215,003	4,735,208
Total Current Liabilities		**17,997,206**	**11,047,751**
Non-Current Liabilities			
Provisions, Net of Current Portion		62,763	62,763
Deferred Revenue, Net of Current Portion		6,796,883	3,687,199
Convertible Bonds Due to Related Parties		78,369	50,214
Deferred Tax Liability		2,936,311	1,260,946
Total Non-Current Liabilities		**9,874,326**	**5,061,122**
Stockholders' Equity			
Common Stock, € 3,00 Par Value; Ordinary Shares Authorized (12,729,785 and 11,416,850) Ordinary Shares Issued (6,654,179 and 6,025,863) Ordinary Shares Outstanding (6,625,017 and 5,996,701) for 2006 and 2005, respectively Treasury Stock (29,162 and 29,162 shares for 2006 and 2005, respectively), at Cost	3	19,951,834	18,066,886
Additional Paid-in Capital	3	121,425,845	96,412,849
Accumulated Other Comprehensive Income		972,038	877,863
Accumulated Deficit		(46,806,853)	(51,349,827)
Total Stockholders' Equity		**95,542,864**	**64,007,771**
Total Liabilities and Stockholders' Equity		**123,414,396**	**80,116,644**

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity (IFRS) – unaudited

	Common Stock	
	Shares	€
Balance as of January 1, 2005	**5,438,852**	**16,316,556**
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–
Exercise of Options and Convertible Bonds Issued to Related Parties	31,525	94,575
Capital Increase, Net of Issuance Cost of € 483,332	490,133	1,470,399
Other Comprehensive Income:		
Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–
Foreign Currency Loss from Consolidation	–	–
Net Profit for the Period	–	–
Comprehensive Income	**–**	**–**
Balance as of June 30, 2005	**5,960,510**	**17,881,530**
Balance as of January 1, 2006	**6,025,863**	**18,077,589**
Compensation Related to the Grant of Stock Options and Convertible Bonds	–	–
Exercise of Options and Convertible Bonds Issued to Related Parties	35,418	106,254
Capital Increase against Contribution in Kind, Net of Issuance Cost of € 27,060	208,560	625,680
Capital Increase, Net of Issuance Cost of € 470,595	384,338	1,153,014
Other Comprehensive Income:		
Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset	–	–
Foreign Currency Loss from Consolidation	–	–
Net Profit for the Period	–	–
Comprehensive Income	**–**	**–**
Balance as of June 30, 2006	**6,654,179**	**19,962,537**

See accompanying notes to the Consolidated Financial Statements

Treasury Stock		Additonal Paid-in Capital	Revaluation Reserve	Translation Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€	€
30,062	**(11,033)**	**78,646,377**	**403,229**	**49,553**	**(56,026,196)**	**39,378,486**
–	–	582,772	–	–	–	582,772
–	–	362,550	–	–	–	457,125
–	–	15,445,991	–	–	–	16,916,390
–	–	–	44,325	–	–	44,325
–	–	–	–	392,686	–	392,686
–	–	–	–	–	1,803,672	1,803,672
–	–	–	–	–	–	**2,240,683**
30,062	**(11,033)**	**95,037,690**	**447,554**	**442,239**	**(54,222,524)**	**59,575,456**
29,162	**(10,703)**	**96,412,849**	**584,679**	**293,184**	**(51,349,827)**	**64,007,771**
–	–	656,463	–	–	–	656,463
–	–	874,601	–	–	–	980,855
–	–	8,002,500	–	–	–	8,628,180
–	–	15,479,432	–	–	–	16,632,446
–	–	–	94,346	–	–	94,346
–	–	–	–	(171)	–	(171)
–	–	–	–	–	4,542,974	4,542,974
–	–	–	–	–	–	**4,637,149**
29,162	**(10,703)**	**121,425,845**	**679,025**	**293,013**	**(46,806,853)**	**95,542,864**

Consolidated Statements of Cash Flows (IFRS) – unaudited

For the Period ended June 30,	Note	2006 €	2005 €
Operating Activities			
Net Profit		4,542,974	1,803,672
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:			
Depreciation		933,748	438,583
Amortization of Intangible Assets		1,320,748	1,126,376
Income Tax Benefit		(263,377)	(87,990)
Net Gain on Sales of Financial Assets		(485,029)	(326,810)
Unrealized Net (Gain) / Loss on Derivative Financial Instruments		(10,781)	87,882
(Gain) / Loss on Sale of Property and Equipment		(1,423)	9,375
Recognition of Deferred Revenue		(7,599,876)	(5,459,604)
Stock-based Compensation		648,542	582,772
Changes in Operating Assets and Liabilities:			
Accounts Receivable		592,314	(1,633,953)
Inventories, Prepaid Expenses and Other Assets		(152,609)	(629,337)
Accounts Payable and Provisions		2,077,838	658,132
Licenses Payable		50,391	393,408
Other Liabilities		(1,202,351)	(549,868)
Deferred Revenue		14,189,355	5,072,863
Cash Generated from Operations		**14,640,464**	**1,485,501**
Interest Paid		(9,611)	–
Net Cash Provided by Operating Activities		**14,630,853**	**1,485,501**

See accompanying notes to the Consolidated Financial Statements

For the Period ended June 30,	Note	2006 €	2005 €
Investing Activities:			
Purchases of Financial Assets		(31,458,784)	(32,130,003)
Proceeds from Sales of Financial Assets		18,304,909	9,389,817
Purchases of Property, Plant and Equipment		(354,019)	(295,128)
Proceeds from Disposals of Property, Plant and Equipment		8,666	56,423
Additions to Intangibles		(155,068)	(33,841)
Acquisition, Net of Cash Acquired	6	(21,172,502)	(6,994,208)
Net Cash Used in Investing Activities		**(34,826,798)**	**(30.006.940)**
Financing Activities:			
Proceeds from the Issuance of Equity		17,103,041	17,399,722
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties		980,855	457,125
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		28,155	(25,350)
Purchases of Derivative Financial Instruments		(93,650)	(75,000)
Proceeds from the Disposal of Derivatives		–	360,187
Net Cost of Share Issuance		(497,655)	(754,332)
Net Cash Provided by Financing Activities		**17,520,746**	**17,362,352**
Effect of Exchange Rate Differences on Cash		221,857	(4,657)
Decrease in Cash and Cash Equivalents		2,453,342	11,163,744
Cash and Cash Equivalents at the Beginning of the Period		**4,017,029**	**12,531,198**
Cash and Cash Equivalents at the End of the Period		**1,563,687**	**1,367,454**

See accompanying notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements – unaudited

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board, (IASB), London in consideration of the interpretations of the Standing Interpretations Committee (SIC), the International Financial Reporting Interpretations Committee (IFRIC) and the IFRS adopted by the European Commission.

The consolidated financial statements for the period ended June 30, 2006, include MorphoSys AG, MorphoSys IP GmbH, MorphoSys U.S.A. Inc, MorphoSys US Inc., MorphoSys UK Ltd. and Serotec Group (together referred to as the "Group").

1 Changes in Accounting Policies

The accounting policies applied for the financial statements as of December 31, 2005 have been used throughout the first six months 2006, except for the following changes:

Basis of Consolidation
All business combinations are accounted for using the purchase method according to IFRS 3 "Business Combinations", whereby identifiable assets and liabilities assumed are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment.

The Company determined the accounting for business acquired in the first two quarters 2006 only provisionally. The Company is currently performing a purchase price allocation (PPA). The outcome may result in an adjustment of the goodwill following IFRS 3.62, any adjustments to the provisional values will be recognized within twelve months of the acquisition date (IFRS 3.69). Please see note 6 for detailed information.

Segment Reporting
General and administrative expenses remain unallocated to the respective business segments and are presented accordingly. Intangibles attributable to both segments are allocated along revenues.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Therapeutic Antibodies

MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally renowned pharmaceutical and biotech companies.

AbD – Antibodies Direct

The research antibodies business leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL technology focusing on the custom generation of research antibodies for partners on an individual basis.

Geographical Segments

In presenting information on the basis of geographical segments, segment revenues are based on the geographical location of the customers.

	Therapeutic Antibodies		AbD		Unallocated		Consolidated	
For the Six Months Period ended June 30, (in 000's €)	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenues	**17,546**	**13,570**	**8,977**	**1,798**	**–**	**–**	**26,523**	**15,368**
Cost of Goods Sold	–	–	3,991	1,124	–	–	3,991	1,124
Segment Result	**9,427**	**5,961**	**(634)**	**(1,401)**	**(3,234)**	**(2,515)**	**5,559**	**2,045**
Interest Income	–	–	–	–	–	–	36	54
Interest Expense	–	–	–	–	–	–	76	141
Other Expenses, Net	–	–	–	–	–	–	89	242
Income Tax Benefit / (Expense)	–	–	–	–	–	–	(887)	88
Total Profit / (Loss)	**–**	**–**	**–**	**–**	**–**	**–**	**4,543**	**1,804**

	Therapeutic Antibodies		AbD		Unallocated		Consolidated	
For the Three Months Period ended June 30, (in 000's €)	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenues	**7,585**	**6,964**	**4,096**	**971**	**–**	**–**	**11,681**	**7,935**
Cost of Goods Sold	–	–	1,892	612	–	–	1,892	612
Segment Result	**3,673**	**3,388**	**(1,033)**	**(749)**	**(1,755)**	**(1,225)**	**885**	**1,414**
Interest Income	–	–	–	–	–	–	19	33
Interest Expense	–	–	–	–	–	–	43	71
Other Expenses, Net	–	–	–	–	–	–	330	118
Income Tax Benefit / (Expense)	–	–	–	–	–	–	(887)	88
Total Profit / (Loss)	**–**	**–**	**–**	**–**	**–**	**–**	**(356)**	**1,346**

The following table shows the split of the Company's consolidated sales by geographical markets:

For the Six Months Period ended June 30, in 000's €	2006	2005
Europe and Asia	16,908	8,861
U.S.A. and Canada	9,505	6,364
Other	110	143
Total	**26,523**	**15,368**

3 Changes in Stockholders' Equity

Common Stock

On June 30, 2006, the Common Stock of the Company was € 19,962,537 (December 31, 2005: € 18,077,589). An increase of € 625,680 arose from a capital increase against contribution in kind through the acquisition of Serotec Group executed on January 11, 2006, and an increase of € 1,153,014 arose as a result of a capital increase executed on March 29, 2006. Through conversion of convertible bonds and exercises of options issued to management and employees, Common Stock increased by an additional € 106,254 in the first six months of 2006.

Additional Paid-in Capital

On June 30, 2006, Additional Paid-in Capital amounted to € 121,425,845 (December 31, 2005: € 96,412,849). The total increase of € 25,012,996 is due to stock-based compensation provisions in the amount of € 656,463, € 8,002,500 arose from a capital increase against contribution in kind stemming from the Serotec acquisition and € 15,479,432 stem from a capital increase on March 29, 2006. A further increase of € 874,601 arose from exercise and conversion of convertible bonds and stock options issued to related parties.

4 Changes in Stock Options

In the first two quarters of 2006, a stock option grant was executed under the 2002 Stock Option Plan with terms identical to the 2002 stock option grants. On January 15, 2006, 25,000 options were granted to Management Board members and 15,000 options were granted to employees of MorphoSys AG..

5 Changes in Convertible Bonds

In the first two quarters of 2006, convertible bonds were granted under the 2002 Plan with terms identical to the 2002 stock convertible bonds grants. On January 15, 2006, 14,248 convertible bonds were granted to Management Board members and 24,170 convertible bonds were granted to employees of MorphoSys AG.

6 Preliminary Goodwill Allocation

In connection with the Serotec acquisition, MorphoSys established a purchase price allocation (PPA) required by IFRS 3 "Business Combinations" under IFRS accounting. The Company assigned PricewaterhouseCoopers for identification and valuation of assets acquired. IFRS permits the adjustment of fair value amounts identified within twelve months post-acquisition without affecting Group's profits.

Additional tangible assets in land and buildings as well as in inventories were identified and valued accordingly.

Intangible assets identified consisted of customer lists, know how as well as customer relationships and distributors.

The PPA had the following effect on Group accounts:

Serotec Group – Net Assets as of January 11, 2006

in 000's €	**Recognized Value**	**Fair Value Adjustment**	**Fair Value**
Cash and Cash Equivalents	330	–	330
Trade and Other Receivables	1,517	–	1,517
Inventories	3,315	1,152	4,467
Property, Plant and Equipment, Net	362	–	362
Land & Buildings, Net	284	183	467
License Fees, Net	412	–	412
Software, Net	79	–	79
Customer Lists	–	2,451	2,451
Other Intangible Assets	–	1,754	1,754
Other Assets	342	–	342
Trade and Other Payables	(2,613)	–	(2,613)
Deferred Taxes	–	(1,874)	(1,874)
Net Identifiable Assets and Liabilities	**4,028**	**3,666**	**7,694**
Goodwill on Acquisition	–	–	22,464
Consideration Paid*	–	–	**30,158**
Thereof Satisfied in Equity	–	–	8,655
Cash (acquired)	–	–	330
Net Cash Outflow	–	–	**21,173**

* Advisors fees amounting to € 1.1 million included

As of June 30, 2006, foreign exchange effects of € 0.1 million were recognized for the goodwill accounted for.

7 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first six months of 2006:

Shares

	01/01/2006	Additions	Forfeitures	Sales	06/30/2006
Management Board					
Dr. Simon E. Moroney	113,461	–	–	–	113,461
Dave Lemus	–	–	–	–	–
Dr. Marlies Sproll*	35	–	–	–	35
Total	**113,496**	**–**	**–**	**–**	**113,496**
Supervisory Board					
Dr. Gerald Möller	2,500	–	–	–	2,500
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	59,300	–	–	–	59,300
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**61,800**	**–**	**–**	**–**	**61,800**

* Bought by Dr. Sproll prior to election to the Management Board

Stock Options

	01/01/2006	Additions	Forfeitures	Sales	06/30/2006
Management Board					
Dr. Simon E. Moroney	83,000	–	–	–	83,000
Dave Lemus	48,000	–	–	–	48,000
Dr. Marlies Sproll	2,500	25,000	–	–	27,500
Total	**133,500**	**25,000**	**–**	**–**	**158,500**
Supervisory Board					
Dr. Gerald Möller	–	–	–	–	–
Prof. Dr. Jürgen Drews	2,430	–	–	–	2,430
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**2,430**	**–**	**–**	**–**	**2,430**

Convertible Bonds

	01/01/2006	Additions	Forfeitures	Sales	06/30/2006
Management Board					
Dr. Simon E. Moroney	7,474	5,699	–	–	13,173
Dave Lemus	6,228	4,749	–	–	10,977
Dr. Marlies Sproll	2,491	3,800	–	–	6,291
Total	**16,193**	**14,248**	**–**	**–**	**30,441**
Supervisory Board					
Dr. Gerald Möller	–	–	–	–	–
Prof. Dr. Jürgen Drews	–	–	–	–	–
Dr. Daniel Camus	–	–	–	–	–
Dr. Metin Colpan	–	–	–	–	–
Prof. Dr. Andreas Plückthun	–	–	–	–	–
Dr. Geoffrey N. Vernon	–	–	–	–	–
Total	**–**	**–**	**–**	**–**	**–**

Imprint

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
Manager Public Relations
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com